SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2002, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Stock Purchase Plan (Japan), 17, Koyo-cho Naka 1-chome, Higashinada-ku, Kobe, Hyogo 658-0032, Japan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2. Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

         -----------------------------------------

         EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

         FINANCIAL STATEMENTS FOR THE YEARS ENDED
         JUNE 30, 2002, 2001, AND 2000 AND
         INDEPENDENT AUDITORS' REPORT

         -----------------------------------------

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)



TABLE OF CONTENTS
--------------------------------------------------------------------------------




INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits as of
      June 30, 2002 and 2001                                                   2

    Statements of Changes in Net Assets Available for Benefits
      for the Years Ended June 30, 2002, 2001, and 2000                        3

    Notes to Financial Statements for the Years Ended
      June 30, 2002, 2001, and 2000                                            4

INDEPENDENT AUDITORS' REPORT




To the Board of Directors of
   the Employee Stock Purchase Plan (Japan):

We have audited the accompanying statements of net assets available for benefits of the Employee Stock Purchase Plan (Japan) (the "Plan") as of June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended June 30, 2002, 2001, and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002 and 2001 and the changes in net assets available for benefits for the years ended June 30, 2002, 2001, and 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 6. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience.



/S/ DELOITTE TOUCHE TOHMATSU
----------------------------------
DELOITTE TOUCHE TOHMATSU
September 13, 2002
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
EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2002 AND 2001
------------------------------------------------------------------------------------------------------------------------------------

                                                                Japanese Yen (Y)                  U.S. Dollars (Y)
                                                 -------------------------------------------     -----------------
                                                             2002                   2001                2002
                                                             ----                   ----                ----

ASSETS, At fair value:
    Cash                                         (Y)          580,706   (Y)           15,923     $         4,900
    The Procter & Gamble Company common stock
        (2002: 811,749 shares, cost(Y)5.9
        billion ($50 million); 2001: 911,689
        shares, cost(Y)6.2 billion)                     8,929,239,000          7,202,343,100          75,352,228
    The J.M. Smucker Company
        common stock (2002:  15,979 shares,
        cost(Y)68 million ($551 thousand))                 64,627,812                                    545,382
                                                  -------------------    -------------------     ---------------
                    Total assets                        8,994,447,518          7,202,359,023          75,902,510
                                                  -------------------    -------------------     ---------------
NET ASSETS AVAILABLE FOR BENEFITS                (Y)    8,994,447,518   (Y)    7,202,359,023     $    75,902,510
                                                  ===================    ===================     ===============


See notes to financial statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2002, 2001, AND 2000
---------------------------------------------------------------------------------------------------------------------------------
                                                                               Japanese Yen (Y)                     U.S. Dollars
                                                         --------------------------------------------------------   -------------
                                                                 2002               2001                2000             2002
                                                                 ----               ----                ----             ----
Additions:
  Investment income:
    Net appreciation (depreciation) in fair value
       of investments                                    (Y) 2,701,500,540  (Y) 1,635,182,025  (Y) (3,967,866,298)  $ 22,797,473
    Dividend income                                            110,892,117         93,303,871          71,167,814        935,798
    Interest income                                                  1,743              5,229               2,006             15
    Other                                                                                                 490,983
                                                         -----------------  -----------------   -----------------   ------------
         Total investment income                             2,812,394,400      1,728,491,125      (3,896,205,495)    23,733,286

  Contributions by Procter & Gamble Far East, Inc.
     and Max Factor K.K.                                       215,777,142        224,782,400         221,599,300      1,820,904
  Distributions of the J.M. Smucker
    Company common stock                                        67,860,461                                               572,662
  Participant contributions                                  1,090,969,000      1,307,728,658       1,372,202,572      9,206,489
                                                         -----------------  -----------------   -----------------    -----------

              Total additions                                4,187,001,003      3,261,002,183      (2,302,403,623)    35,333,341
                                                         -----------------  -----------------   -----------------   ------------

Deductions:
  Distributions and withdrawals to participants             (2,394,912,508)    (1,048,475,216)       (729,401,640)   (20,210,232)
  Bank charges                                                                         (2,940)             (8,330)
  Other                                                                            (1,792,776)
                                                         -----------------  -----------------   -----------------   ------------

              Total deductions                              (2,394,912,508)    (1,050,270,932)       (729,409,970)   (20,210,232)
                                                         -----------------  -----------------   -----------------   ------------

NET INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENEFITS                                     1,792,088,495      2,210,731,251      (3,031,813,593)    15,123,109

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                          7,202,359,023      4,991,627,772       8,023,441,365     60,779,401
                                                         -----------------  -----------------    ----------------   ------------

  End of year                                            (Y) 8,994,447,518  (Y) 7,202,359,023   (Y) 4,991,627,772   $ 75,902,510
                                                         =================  =================   =================   ============


See notes to financial statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2002, 2001, AND 2000
--------------------------------------------------------------------------------

1.   PLAN DESCRIPTION

     The following brief description of the Employee Stock Purchase Plan (Japan) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - Prior to April 1, 2001, the Plan includes the Employee's Shareholding Association of Procter & Gamble Far East, Inc., Japan Branch, established May 1986, and the Employee's Shareholding Association of Max Factor K.K., established January 1994, for employees and executives of Procter & Gamble Far East, Inc., Japan Branch and Max Factor K.K. (collectively the "Companies") as a union under the provisions of Article 667 paragraph 1 of the Japanese Civil Law. Effective April 1, 2001, the Employee's Shareholding Association of Max Factor K.K. was merged with the Employee's Shareholding Association of Procter & Gamble Far East, Inc., Japan Branch, to create the Employees' Shareholding Association of P&G Group. The purpose of the Plan is to contribute to the formation of assets by its participants by facilitating their acquisition of the common stock of The Procter & Gamble Company (the "Stock"), the Companies' parent company. Although the Companies have not indicated any intent to do so, the Companies have the right under the Plan to terminate the Plan.

     CONTRIBUTIONS - Participants may contribute a portion of their base pay in units of 1,000 yen, up to 100 units monthly, and three times the monthly base pay contributions limit from bonus pay. The Companies matched 10% of participants' contributions up to 30 units monthly (90 units of bonus pay contributions) until August 31, 1999. Effective September 1, 1999, the Companies' contribution was increased from 10% of participants' contributions to 20%. All contributions are invested in the Stock.

     U.S. TAXATION AND ERISA - The Plan is not subject to taxation in the United States, nor the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Companies' contributions and (b) earnings of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING - Participants are immediately vested in their contributions, the Companies' matching contributions and actual earnings.

     WITHDRAWAL - Participants may withdraw the allotted shares of the Stock in multiples of 100 shares at any time. In the event that participants withdraw from the Plan on termination of service or by their request, the allotted shares of the Stock in multiples of one share plus cash at the amount of the residual share at fair value shall be returned to them.

     ADMINISTRATION - The Plan is administered by the Human Resources Department of Procter & Gamble Far East, Inc., Japan Branch. A portion of the administrative work of the Plan is entrusted to Daiwa Securities SMBC
     Co., Ltd.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in the Stock is valued at the closing price on an established security exchange. Income from investments is recognized when earned and is allocated to each participant's account by the Plan's recordkeeper.

     EXPENSES OF THE PLAN - Investment management expenses are paid by the Companies.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES - The Plan invests in the Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with the Stock, it is reasonably possible that changes in the value of the Stock will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

3.   THE J.M. SMUCKER COMPANY COMMON STOCK

     In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smuckers"). As a result of the spin-off, participants holding common stock received one share of Smuckers stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smuckers spin-off was allocated between the Company common stock held and the Smuckers common stock received. For participant accounts with Company preferred stock, a preferred stock dividend was awarded based on a predetermined calculation in sufficient amounts to approximate the fifty-to-one common stock ratio. All grants related to common stock were made in Smuckers common stock; however, vested participants have the option of selling the Smuckers common stock and reinvesting the funds into other investment options. Participants are not permitted to purchase additional shares of Smuckers.

4.   DISTRIBUTIONS PAYABLE

     Distributions payable to participants who have elected to withdraw from the Plan was (Y)3,768,430 ($31,801) at June 30, 2002. There were no distributions payable at June 30, 2001.

5.   CLASS ACTION LAWSUIT

     During March of 2000, a class action lawsuit was filed against The Procter & Gamble Company ("P&G"), the Companies' parent company, by shareholders of the Stock. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division (the "Court"), and a settlement of $49,000,000 has been approved. The Plan joined the class of plaintiffs on March 29, 2002. Once the allocation of the settlement is determined and approved by the Court, the Plan will receive its portion of the settlement amount to allocate to participant accounts.

6.   U.S. DOLLAR AMOUNTS

     U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts have been, could have been or could in the future be, converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of(Y)118.5 =U.S.$1, the approximate current rate at June 30, 2002, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying financial statements.


                                   * * * * * *

THE PLAN. Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused the Annual Report to be signed on its behalf by the undersigned, thereunder duly authorized, on October 3, 2002.


EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

By:  EMPLOYEES' SHAREHOLDING ASSOCIATION OF P&G GROUP


     By: /S/TAKANAO MASUTANI
         ----------------------------------
         Takanao Masutani
         Chairman




                                 EXHIBIT INDEX

Exhibit No.                                                        Page No.

   23                Consent of Deloitte & Touche Tohmatsu